UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Geron Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
374163103

(CUSIP Number)

May 22, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 374163103	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Great Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,097,117
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,097,117
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,097,117
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%[1]
12		TYPE OF REPORTING PERSON IA/OO

1 Based on a total of 306,863,956 shares of common stock outstanding and warrants convertible into 7,699,038 shares of common stock as reported by the Issuer in its Form 424B5 filed with the SEC on May 26, 2020.

CUSIP No. 374163103	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,097,117
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,097,117
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,097,117
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%[1]
12		TYPE OF REPORTING PERSON IN/HC

1 Based on a total of 306,863,956 shares of common stock outstanding and warrants convertible into 7,699,038 shares of common stock as reported by the Issuer in its Form 424B5 filed with the SEC on May 26, 2020.

CUSIP No. 374163103	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Mr. David Kroin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,097,117
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,097,117
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,097,117
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%[1]
12		TYPE OF REPORTING PERSON IN/HC

1 Based on a total of 306,863,956 shares of common stock outstanding and warrants convertible into 7,699,038 shares of common stock as reported by the Issuer in its Form 424B5 filed with the SEC on May 26, 2020.

CUSIP No. 374163103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Geron Corporation

Item 1.	(b) Address of Issuer’s Principal Executive Offices

919 E. Hillsdale Boulevard, Suite 250

Foster City, California 94404

Item 2.	(a) Names of Persons Filing:

Great Point Partners, LLC

Dr. Jeffrey R. Jay, M.D.

Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated June 1, 2020, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2.	(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Item 2.	(c) Citizenship:

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2.	(e) CUSIP No.:

374163103

CUSIP No. 374163103	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 374163103	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 5,219,949 shares and warrants convertible into 2,609,974 shares (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 6,944,533 shares and warrants convertible into 3,472,266 shares (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

GEF-SMA, L.P. (“GEF-SMA”) is the record owner 3,233,597 shares and warrants convertible into 1,616,798 shares (the “GEF-SMA Shares”). Great Point is the investment manager with respect to the GEF-SMA Shares, and by virtue of such status may be deemed to be the beneficial owner of the GEF-SMA Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-SMA Shares, and therefore may be deemed to be the beneficial owner of the GEF-SMA Shares.

Great Point is the investment manager with respect to shares issuable from warrants on behalf of BVF, BOVF, and GEF-SMA. The ability of the Reporting Persons to convert the warrants into common shares is subject to blocker provisions. Specifically, the warrants may only be converted to the extent that the conversion would not cause any of the Reporting Persons to be the beneficial owners of greater than 9.99% of the outstanding shares of the issuer's Common Stock.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, and the GEF-SMA Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Great Point Partners, LLC

(a) Amount beneficially owned: 23,097,117

(b) Percent of class: 7.3%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 23,097,117

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,097,117

2. Dr. Jeffrey R. Jay, M.D.

(a) Amount beneficially owned: 23,097,117

(b) Percent of class: 7.3%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 23,097,117

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,097,117

3. Mr. David Kroin

(a) Amount beneficially owned: 23,097,117

(b) Percent of class: 7.3%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 23,097,117

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,097,117

1 Based on a total of 306,863,956 shares of common stock outstanding and warrants convertible into 7,699,038 shares of common stock as reported by the Issuer in its Form 424B5 filed with the SEC on May 26, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 374163103	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. David Kroin

By:	/s/ Mr. David Kroin
Mr. David Kroin

CUSIP No. 374163103	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 1, 2020

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. David Kroin

By:	/s/ Mr. David Kroin
Mr. David Kroin